UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-35518

CUSIP Number: 868459 10 8

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Supernus Pharmaceuticals, Inc.
Full Name of Registrant

Former Name if Applicable

1550 East Gude Drive
Address of Principal Executive Office (Street and Number)

Rockville, MD 20850
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Supernus Pharmaceuticals, Inc. (the “Company”) was unable to timely file its Quarterly Report on Form 10-Q (the “Quarterly Report”) for the three months ended September 30, 2016 without unreasonable effort or expense. Additional time is needed to address an issue that has arisen concerning the accounting treatment of the $30 million royalty monetization transaction entered into by the Company, which was recorded as revenue in July 2014.  The Company does not expect that the Quarterly Report will be filed on or before the fifth calendar day following the prescribed due date.

In July 2014, the Company entered into and classified the royalty monetization transaction as revenue based on the conclusion it reached with its auditors that the transaction met the revenue recognition guidance under ASC 605, “Revenue Recognition.”  In August 2016, the Company was informed by its former independent registered public accounting firm, Ernst and Young LLP (“E&Y”), that a royalty monetization transaction for another client was currently being reviewed by the Securities and Exchange Commission’s (the “SEC”) Office of the Chief Accountant (the “OCA”).

After conferring with E&Y and the Company’s current independent registered accounting firm, KPMG LLP, the Company submitted to the OCA a request for post-accounting review of the transaction.  On November 9, 2016, the OCA completed its review and informed the Company that the royalty monetization transaction should have been recorded as a debt obligation in 2014.  As a result, the Company’s Audit Committee concluded that the Company’s financial statements for the years ended December 31, 2014 and December 31, 2015, and the interim quarterly reports in those years beginning with the third quarter of 2014, and the interim quarterly reports for the first and second quarters in 2016, and related reports of the Company’s independent registered public accounting firms thereon, should no longer be relied upon and will be restated.

At this time, all the changes necessary to restate the financial statements for these periods are not complete.  Notwithstanding, the likely changes can be summarized as follows:

•                  The $30 million proceeds of the transaction will now be recorded in the third quarter of 2014 as non-recourse debt rather than revenue.

•                  Revenue and operating income in the third quarter of 2014 will be reduced by approximately $30 million.

•                  Royalties received by the counterparty to the royalty monetization transaction will now be recognized by the Company as non-cash royalty revenue and the $30 million of non-recourse debt will be reduced by the same amount, less the non-cash implied interest expense to be recognized.

The Company does not expect the restatement to impact the Company’s net product sales or operating expenses for the periods ended December 31, 2014 and 2015.  Accordingly,

•                  FY 2014 Net Product Sales will remain $89.6 million.

•                  FY 2015 Net Product Sales will remain $143.5 million

•                  Net product sales for the three and nine months ended September 30, 2016 are $55.6 million and $149.0 million, respectively.

The Company believes that, taking into consideration the anticipated effects of the restatement (approximately $1 million and approximately $4 million for the three and nine month periods ended September 30, 2016, respectively), operating income for the three and nine month periods ended September 30, 2016 was approximately $20.0 million and $38.9 million, respectively.  Excluding the anticipated effect of the restatement, operating income for the three and nine month periods ended September 30, 2016 was $19.0 million and $34.9 million, respectively.

As of September 30, 2016, the Company had $147.4 million in cash, cash equivalents, marketable securities and long-term marketable securities as compared to the $117.2 million at December 31, 2015.  The restatement has no impact on our cash position. It is important to note that the Company has no obligation to repay the $30 million of debt associated with the royalty monetization transaction; rather the debt will be amortized as royalty payments are  received by the counterparty to the royalty monetization transaction.

For full year 2016, the Company is adjusting guidance for net product sales, research and development (“R&D”) expenses and operating income as set forth below:

•                  Net product sales in the range of $205 million to $210 million, compared to the previously expected range of $200 million to $210 million.

•                  R&D expenses in the range of $40 million to $44 million, compared to the previously expected range of $50 million to $55 million.

•                  Taking into consideration the anticipated effects of the restatement (approximately $4 million to $6 million) for the full year 2016, operating income would range from $46 million to $51 million. Excluding the anticipated effect of the restatement, operating income would range from $42 million to $47 million, compared to the previously expected range of $32 million to $37 million.

In light of the restatement, the Company will undertake an assessment to determine whether any material weaknesses in internal control over financial reporting exist and will disclose any such weaknesses in the applicable amended filings.

Forward Looking Statements

Certain matters discussed in this filing constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such forward-looking statements include statements about the Company’s expectations concerning the outcome of its accounting review and statements concerning preparation and filing of restated financial statements and amended periodic reports. The Company cautions you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the identification of additional information relevant to the accounting review, changes in the scope or focus of the accounting adjustments, the conclusions of the Audit Committee (and the timing of the conclusions) concerning matters relating to the review, the timing of the review by, and the conclusions of, the Audit Committee, the Board and the Company’s independent public accounting firm regarding the review and the Company’s financial statements, the determination of additional adjustments for the periods to be restated, and the risk that the completion and filing of the amended reports will take longer than expected.  Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gregory S. Patrick	(301)	838-2500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Refer to the discussion in Part III above for an explanation of the anticipated change.

Supernus Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2016	By:	/s/ Gregory S. Patrick
Gregory S. Patrick
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).